UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number: 001-36316

AgroFresh Solutions, Inc.*

(Exact name of registrant as specified in its charter)

One Washington Square
510-530 Walnut Street, Suite 1350
Philadelphia, PA 19106
(267) 317-9139

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:          One (1)*

* On March 31, 2023, AgroFresh Solutions, Inc. (the “Company”), Project Cloud Holdings, LLC (“Parent”) and Project Cloud Merger Sub, Inc. (“Merger Sub”) completed the transactions contemplated by that certain Agreement and Plan of Merger, dated as of November 21, 2022 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub. Parent and Merger Sub are affiliates of investment funds managed by Paine Schwartz Partners, LLC (“Paine Schwartz”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a subsidiary of Parent. Prior to the completion of the Merger, Paine Schwartz and its affiliates collectively owned approximately 39% of the voting power of the issued and outstanding shares of Company common stock, par value $0.0001 per share (“Company common stock”). As a result of the Merger, investment funds managed by Paine Schwartz became the indirect owners of all of the issued and outstanding shares of Company common stock that Paine Schwartz did not already own.

Pursuant to the requirements of the Securities Exchange Act of 1934, AgroFresh Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 10, 2023	By:	/s/ Thomas Ermi
			Name:	Thomas Ermi
			Title:	Executive Vice President, Secretary and
General Counsel